Mail Stop 3561

August 14, 2007

Shailen Singh
President
Coffee Pacific, Inc.
2813 7th Street
Berkeley, CA 94710-2702

> **Re: Coffee Pacifica, Inc.**
> **Proxy Statement on Schedule 14A**
> **File No. 333-101702**

Dear Mr. Singh:

We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc via facsimile:

James P. Parsons
(509) 252-5067